Beta Bionics, Inc.

11 Hughes

Irvine, CA 92618

January 28, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana, Lauren Nguyen, Julie Sherman and Jeanne Baker

Re:	Beta Bionics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-284147)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Beta Bionics, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on January 29, 2025, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157 or, in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Beta Bionics, Inc.

/s/ Sean Saint
By:	Sean Saint
Title:	President and Chief Executive Officer

cc:

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Carlos Ramirez, Cooley LLP

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP